UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2022

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

CNPJ/ME 06.057.223/0001-71

NIRE 3330027290-9

INFORMATION ON CAPITAL INCREASE DUE TO THE COMPANY’S STOCK OPTION PLAN, APPROVED BY THE BOARD OF DIRECTORS IN THE MEETING HELD ON DECEMBER 06th, 2022.

In compliance with article 30 of CVM Rule No 480/09, as amended, the Company hereby provides the information required in the Exhibit 30-XXXII of such Rule, regarding the capital increase approved by the Company’s Board of Directors on December 06th, 2022, due to the exercise of stock options granted to certain employees under the Company’s stock option plans, as follows:

1.       Date of the shareholders meeting in which the stock option plan was approved

On December 31,2020 our shareholders approved, in an Extraordinary Shareholders Meeting, the creation of a Stock Option Plan (“Stock Option Plan”) and the creation of a Stock Option Compensation Plan (“Compensation Plan”, jointly with the Stock Option Plan, the “Plans”).

2.       Amount of the capital increase and new capital stock

The approved capital increase is of R$1,571,593.87 (one million, five hundred seventy-one thousand, five hundred and ninety-three reais and eighty-seven cents):

After the increase, the Company’s capital stock will be changed from the current R$1,261,646,786.96 (one billion, two hundred and sixty-one million, six hundred and forty-six thousand, seven hundred and eighty-six reais and ninety-six cents) to R$1,263,218,380.83 (one billion, two hundred and sixty-three million, two hundred and eighteen thousand, three hundred and eighty reais and eighty-three cents).

3.       Number of shares issued of each type and class

The capital increase was approved by means of the issuance of 181,920 (one hundred eighty-one thousand, nine hundred and twenty) common shares.

In accordance with the Company’s By-laws, such common shares issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of other existing common shares issued by the Company, including dividends and other capital’s remuneration that may be declared by the Company.

4.       Issuance price of the new shares

(i)	exercise of Series B6: 23,442 (twenty-three thousand, four hundred and forty-two) common shares, at the issuance price of R$0,01 (one cent) per share;
(ii)	exercise of Series C6: 139,610 (one hundred thirty-nine thousand, six hundred and ten) common shares, at the issuance price of R$10.65 (ten reais and sixty-five cents) per share;
(iii)	exercise of Series B7: 7,931 (seven thousand, nine hundred and thirty-one) common shares, at the issuance price of R$0.01 (one cent) per share;
(iv)	exercise of Series C7: 10,937 (ten thousand, nine hundred and thirty-seven) common shares, at the issuance price of R$7.72 (seven reais and seventy-two cents) per share;

5.       Price of each type and class of the issuer’s shares in the markets in which they are traded:

The common shares of the Company (ASAI3) became negotiated from March 1st, 2021, reason why the Company presents below the prices of the shares from such date.

Price	Jun/22	Jul/22	Aug/22	Sep/22	Oct/22	Nov/22
Avarage	R$ 15.20	R$ 15.36	R$ 17.57	R$ 18.34	R$ 18.51	R$ 19.73
Maximum	R$ 15.56	R$ 15.61	R$ 17.82	R$ 18.63	R$ 19.98	R$ 20.86
Minimum	R$ 14.93	R$ 15.08	R$ 17.30	R$ 18.32	R$ 16.60	R$ 18.72

Average price for the last ninety (90) days (from September 1st, 2022, until November 30th, 2022): R$ 18,85.

6.       Percentage of potential dilution resulting from the issuance

Percentage of dilution of -0,0134838916569513%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2022

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.